SIX CIRCLES TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the close of business on April 30, 2022, by and between Six Circles Trust, a Delaware statutory trust (the “Trust”), with respect to each of the funds listed on Schedule A (each, a “Fund”, and collectively, the “Funds”), and J.P. Morgan Private Investments Inc. (the “JPMPI”).

WITNESSETH:

WHEREAS, JPMPI desires to limit the Funds’ Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (with respect to the Funds) desires to allow JPMPI to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.    Limit on Operating Expenses. JPMPI hereby agrees to limit during the Expense Limitation Period (as that term is defined in Paragraph 2 of this Agreement) each Fund’s annual Operating Expenses to an annual rate, expressed as a percentage of such Fund’s average annual net assets, as provided under Schedule A (each, an “Annual Limit,” and collectively, the “Annual Limits”) by reimbursing such Fund the portion of such annual Operating Expenses that is in excess of the corresponding Annual Limit for such fiscal year. To the extent that a Fund’s Operating Expenses, as accrued each month, exceeds its Annual Limit accrued for such month, JPMPI will, on a monthly basis, pay such Fund the amount of the accrued Operating Expenses in excess of the accrued Annual Limit within 30 days of being notified that any excess Operating Expenses payment is due (subject to repayment by the Fund to JPMPI of any such monthly payments (or portions thereof) that exceed the amount necessary to satisfy the Annual Limit for the fiscal year in question).

2.    Definition. For purposes of this Agreement:

a.    Subject to Paragraph 2.b, the term “Operating Expenses” means the expenses of the Funds that are appropriately reflected in each Fund’s “Ratio of Expenses to Average Annual Net Assets” in the Funds’ prospectuses pursuant to Item 13(a) “Financial Highlights” of Form N-1A in accordance with Instructions 4.a and 4.b thereto, as each such Item and Instruction (including the provisions of Regulation S-X referred to in such instructions) is in effect as of the date hereof, including expenses such as, but not limited to, the Funds’ advisory and administrative fees or expense reimbursements, audit expenses, Trust’s Board of Trustees meeting costs, legal costs for ordinary operations, costs of preparing and filing post effective amendments, annual and semiannual reports to shareholders, and any proxy materials, and printing and distributing prospectuses, statements of additional information, shareholder reports and any proxy materials for current shareholders, and other expenses that would be part of the expenses borne by a registered investment company in the ordinary course of business including, as applicable, other expenses as determined by the Trust’s Board of Trustees, but does not include any “Acquired Fund” fees and expenses (within the meaning of Item 3 of Form N-1A in effect on the date hereof), dividend and interest expenses on securities sold short, brokerage fees, interest on borrowings, taxes, expenses related to litigation and potential litigation and extraordinary expenses.

b.    Notwithstanding Paragraph 2.a, the term “Operating Expenses” of a Fund shall be deemed not to include any expenses of such Fund to the extent that such expenses are directly attributable to fees of the Trust’s administrators, custodians, transfer agents, fund accountants, chief compliance officer, shareholder services providers or distributors, in excess of the fee rates provided for in the agreements for such services in effect as of the date hereof. Any fees of the service providers for a Fund that are in excess of the fee rates provided for in the agreements for such services for such Fund in effect as of the date hereof shall be the sole responsibility of the Trust and the Funds and not of JPMPI without in each case the express prior written consent of JPMPI.

c.    The term “Expense Limitation Period” is defined as the period of time commencing on the date hereof and ending on April 30, 2023, and each subsequent one year period for which this Agreement automatically is renewed pursuant to Paragraph 4 hereof.

3.    Repayment of Fees and Expenses. JPMPI retains its right to receive repayment of any excess expense payments paid by it pursuant to this Agreement under the following terms and conditions:

a.    Any payment by JPMPI of expenses which are a Fund’s obligation are subject to repayment by a Fund to JPMPI, if so requested by JPMPI, only to the extent it can be made during the thirty-six months following the date of such reimbursement by JPMPI. Repayment must be limited to amounts that would not cause a Fund’s Operating Expenses (taking into account any reimbursements by JPMPI and repayments by the Fund) to exceed the Annual Limit in effect at the time of the reimbursement by JPMPI or at the time of repayment by a Fund. Such repayment may not be paid prior to a Fund’s payment of current ordinary operating expenses.

b.    JPMPI may agree not to require repayment of any portion of the reimbursement of expenses otherwise due to it pursuant to this Agreement. Any such agreement shall be applicable only with respect to the specific items covered thereby and shall not constitute an agreement not to require payment of any future reimbursement due to JPMPI hereunder.

4.    Term. This Agreement shall become effective on the date hereof and shall remain in effect through the end of the Expense Limitation Period, and shall automatically renew for an additional one year period following the end of an Expense Limitation Period, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5.    Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund, upon 60 days’ written notice to JPMPI. This Agreement may not be terminated by JPMPI without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld, except that JPMPI at its election may terminate this Agreement without payment or penalty or consent effective upon the end of an Expiration Limitation Period upon at least 60 days written notice prior to the end of the Expense Limitation Period. This Agreement will automatically terminate with respect to a Fund if the Investment Advisory Agreement between the Trust, on behalf of the Funds, and JPMPI dated June 22, 2018, as amended, is terminated with respect to such Fund, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination. The termination of this Agreement shall not affect any obligation of a party that has accrued or is outstanding prior to such termination.

6.    Amendment. Any amendment to this Agreement must be approved by mutual written consent of the parties, including the consent of the Board of Trustees of the Trust.

7.    No Shareholder Vote. For purposes of clarity, the parties acknowledge that a vote of the shareholders of a Fund is not required to amend or terminate this Agreement.

8.    Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

9.    Interpretation. Nothing herein contained shall be deemed to require the Trust or a Fund to take any action contrary to the Trust’s Declaration of Trust or Bylaws, each as in effect from time to time, or any applicable statutory or regulatory requirement, including without limitation any requirements under the Investment Company Act of 1940 (the “1940 Act”), to which it is subject or by which it is bound, or to relieve or deprive the Trust’s Board of Trustees of its responsibility for or control of the conduct of the affairs of the Trust or a Fund.

10.    Definitions. Any question of interpretation of any term or provision of this Agreement having a counterpart in or otherwise derived from the terms and provisions of the Investment Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to the Investment Advisory Agreement.

11.    Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

12.    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof, provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the 1940 Act, as amended and the Investment Advisers Act of 1940, as amended and any rules and regulations promulgated thereunder.

13.    Entire Agreement. This Agreement, including its appendices and schedules (each of which is incorporated herein and made a part hereof by these references), represents the entire agreement and understanding of the parties hereto, and shall supersede any prior agreements.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

Six Circles Trust, on behalf of itself and the Funds listed on Schedule A		J.P. Morgan Private Investments Inc.

By:		By:
	Print Name: Mary Savino		Print Name: Glenn Hill
	Title: President		Title: President

SCHEDULE A

Series of Six Circles Trust	Expense Cap
Six Circles Ultra Short Duration Fund	0.40%
Six Circles Tax Aware Ultra Short Duration Fund	0.40%
Six Circles U.S. Unconstrained Equity Fund	0.45%
Six Circles International Unconstrained Equity Fund	0.50%
Six Circles Managed Equity Portfolio U.S. Unconstrained Fund	0.45%
Six Circles Managed Equity Portfolio International Unconstrained Fund	0.50%
Six Circles Global Bond Fund	0.40%
Six Circles Tax Aware Bond Fund	0.40%
Six Circles Credit Opportunities Fund	0.95%